

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2025

Christopher Pavlovski
Chief Executive Officer and Chairman
Rumble Inc.
444 Gulf of Mexico Drive
Longboat Key, FL 34228

> **Re: Rumble Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 31, 2024**
> **File No. 001-40079**

Dear Christopher Pavlovski:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology